UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER
THE TRUST INDENTURE ACT OF 1939

Millar Western Forest Products Ltd.
(Name of Applicant)

16640 - 111 Avenue
Edmonton, Alberta
Canada T5M 2S5
(780) 486-8200
(Address and Phone Number of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
9.0% Senior Secured Notes due 2022	Up to US$115,500,000 aggregate principal amount

Approximate Date Of Proposed Public Offering:
Upon the Completion Date of the Arrangement referred to herein.

C T Corporation System
111 8th Avenue
New York, New York 10011
(212) 894-8940
(Name and Address of Agent for Service)

With a copy to:

Adam M. Givertz
Paul, Weiss, Rifkind, Wharton & Garrison LLP
77 King Street West
Suite 3100
Toronto, Ontario M5K 1J3
(416) 504-0520

Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

GENERAL

1.	General Information.

(a)      Form of organization: Millar Western Forest Products Ltd. (the “Issuer”) is a corporation.

(b)      State or other sovereign power under the laws of which organized: The Issuer is incorporated under the federal laws of Canada.

2.	Securities Act Exemption Applicable.

Pursuant to a proposed arrangement (the “Arrangement”) pursuant to a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “CBCA”), the Issuer intends to exchange, up to US$115,500,000 (assuming the maximum aggregate principal amount of Early Consent Notes (as defined in the Circular) are issued) aggregate principal amount of the Issuer’s 9.0% Senior Secured Notes due 2022 (the “Notes”) for all of the Issuer’s US$210,000,000 aggregate principal amount of outstanding 8.5% Senior Notes due 2021 (the “Existing Notes”). Registration of the distribution of the Notes under the Securities Act of 1933, as amended (the “1933 Act”), is not required by reason of the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The complete terms of the Arrangement are contained in the Issuer’s Notice of Meeting and Management Information Circular, dated March 8, 2017 (the “Circular”), incorporated herein as Exhibit T3E. Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to such terms in the Circular.

The Notes will be issued under the indenture (the “Indenture”) to be qualified by this Application for Qualification (this “Application”). For more detailed information on the Indenture, see Item 8 of this Application.

Section 3(a)(10) of the 1933 Act provides an exemption from the registration provisions of the 1933 Act for, in relevant part:

“...any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests...where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court... ”

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuance and exchange of securities. As described below and in the Circular, each of these elements will be satisfied in connection with the issuance of the Notes in exchange for the Existing Notes pursuant to the Arrangement.

(a)      Exchange of Securities.

Pursuant to the Arrangement, Notes will be issued in exchange for the Existing Notes.

(b)      Fairness Hearing.

On March 8, 2017, the Ontario Superior Court of Justice (Commercial List) (the “Court”) entered an Interim Order which, among other things, authorized the Issuer to send the Circular to the holders of the Existing Notes (the “Noteholders”).

If the Arrangement is approved by the Noteholders, the Issuer will apply to the Court for a Final Order approving the Arrangement. All Noteholders will be notified of the hearing by the Circular, and will have the right to appear at such hearing and to present evidence or testimony with respect to the fairness of the terms and conditions of the Arrangement.

(c)      Court Approval.

The exchange of the Notes for the Existing Notes and certain other aspects of the Arrangement are subject to the approval of the Court. It is anticipated that the Court will rule on the fairness of such exchange and the fairness of such other aspects of the Arrangement. The Court will be advised that its ruling will be the basis for an exemption from registration under the 1933 Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

3.	Affiliates.

Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

(a)      For purposes of this Application only, as of the date hereof, the officers and directors of the Issuer named in response to Item 4 hereof may be deemed affiliates of the Issuer by virtue of the positions held by such persons with the Issuer.

(b)      The following table sets forth the proposed affiliates of the Issuer as of the Effective Date of the Arrangement (with the jurisdictions of incorporation or organization set forth in parenthesis) without giving effect to the Share Exchange Transaction:

______________
Notes:

(1)	James B. Millar and H. MacKenzie Millar together control 55.6% of the outstanding equity of Hualkeith Investments Ltd.

As a condition of the implementation of the Arrangement, Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP (together with their affiliate(s), collectively, “Atlas”), the Issuer and Millar Western Industries Ltd. shall, prior to the Effective Date, enter into a share exchange agreement, pursuant to which, upon the implementation of the Arrangement and certain other conditions set forth therein, Atlas would agree to exchange approximately US$41.7 million principal amount of Notes that Atlas receives pursuant to the Arrangement in respect of approximately US$75.8 million of Existing Notes beneficially owned by Atlas as of the date of the Circular, for newly issued common shares of the Issuer equal in the aggregate to 80% of the outstanding common shares of the Issuer after giving effect to such transaction (the “Share Exchange Transaction”).

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices held or to be held by each person named.

The names of the directors and executive officers of the Issuer, as of the date hereof, are set forth below. The mailing address for each director and executive officer is: c/o 16640 - 111 Avenue, Edmonton, Alberta, Canada T5M 2S5, and each person’s telephone number is (780) 486-8200.

NAME	TITLE
James B. Millar	Co-Chairman and Director
H. MacKenzie Millar	Co-Chairman and Director
J. Craig Armstrong	President, Chief Executive Officer and Director
Carol Cotton, CPA, CA	Senior Vice-President
Ronald J. Reis, Peng	Senior Vice-President, Pulp
David Anderson, MBA, CFA	Vice-President, Finance, and Chief Financial Officer
Stefan Demharter	Vice-President, Wood Products
Brian McConkey	Vice-President, Human Resources
Robert J. Turner, QC	Secretary and General Counsel and Director
Gordon J. Clanachan	Director, Audit Committee Chair
Donald R. Ching	Director
W. Kenneth Davidson	Director
Douglas G. Hall	Director

Following the consummation of the Share Exchange Transaction, the board of directors of the Issuer is expected to be reduced to five directors.

5.	Principal Owners of Voting Securities.

Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

The Issuer furnishes the following information as to each person owning 10% or more of the voting securities of the Issuer as of March 8, 2017:

			PERCENTAGE OF
NAME AND COMPLETE	TITLE OF CLASS		VOTING SECURITIES
MAILING ADDRESS(1)	OWNED	AMOUNT OWNED	OWNED
Millar Western Industries Ltd.	Common Shares	15,000,002	100%

_________________________________________

(1)

The registered office of Millar Western Industries Ltd. is located at 2900 Manulife Place, 10180 -101 Street, Edmonton, Alberta, T5J 3V5, and its executive offices are located at 16640 -111 Avenue, Edmonton, Alberta, T5M 2S5.

As a condition of the implementation of the Arrangement, Atlas, the Issuer and Millar Western Industries Ltd. shall, prior to the Effective Date, enter into a share exchange agreement, pursuant to which, upon the implementation of the Arrangement and certain other conditions set forth therein, Atlas would agree to exchange approximately US$41.7 million principal amount of Notes that Atlas receives pursuant to the Arrangement in respect of approximately US$75.8 million of Existing Notes beneficially owned by Atlas as of the date of the Circular, for newly issued common shares of the Issuer equal in the aggregate to 80% of the outstanding common shares of the Issuer after giving effect to the Share Exchange Transaction.

UNDERWRITERS

6.	Underwriters.

Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

(a)      No person, within three years prior to the date of filing this Application, acted as an underwriter of securities of the Issuer which are outstanding on the date of filing this Application.

(b)      There are no underwriters of the securities proposed to be offered in the Arrangement.

CAPITAL SECURITIES

7.	Capitalization.

(a)      Furnish the following information as to each authorized class of securities of the applicant.

As of March 8, 2017 the Issuer had the following capitalization:

Title of Class	Amount Authorized	Amount Outstanding
Common shares	Unlimited	15,000,002
8.5% Senior Notes due 2021	US$210,000,000	US$210,000,000

(b)      Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

Holders of the Issuer’s common shares, no par value per share, are entitled to one vote for each share registered in such Holder’s name.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

Notes

The Notes will be issued under the Indenture, among the Issuer and The Bank of New York Mellon, as U.S. trustee (the “Trustee”) and BNY Trust Company of Canada, as Canadian trustee (the “Co-Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the Form of Indenture relating to the Notes filed as Exhibit T3C hereto. All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the Indenture.

(a)      Event of Default

An “Event of Default” wherever used in the indenture, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a)      Default in payment of any principal of, or premium, if any, on the Notes when due (whether at maturity, upon redemption or otherwise);

(b)      Default in the payment of any interest on any Note when due, which Default continues for 30 days or more;

(c)      Default by the Issuer or any Restricted Subsidiary in the observance or performance of any other covenant in the Notes, the Indenture, the Intercreditor Agreement or the Collateral Documents for 60 days after written notice from the Trustee, the Co-Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding (except in the case of a Default with respect to (i) the provisions of Sections 4.10. 4.15 or 5.01 of the Indenture, which shall constitute an Event of Default with such notice requirement but without such passage of time requirement) and (ii) the provisions of Section 4.03 of the Indenture as described under clause (d) of this paragraph;

(d) Default by the Issuer in the observance or performance of the covenants described under Section 4.03 of the Indenture for 90 days after written notice from the Trustee, the Co-Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding;

(e)      Default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, if that default:

(i)       is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(ii)      results in the acceleration of such Indebtedness prior to its expressed maturity, which acceleration is not rescinded, annulled, waived or otherwise cured within 30 days of receipt by the Issuer or such Restricted Subsidiary of notice of any such acceleration, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there is at such time a Payment Default or the maturity of which has been so accelerated, aggregates US$20.0 million or more and such Indebtedness has not been paid in full within 30 days of receipt of such notice;

(f)      any final judgment or judgments which can no longer be appealed for the payment of money in excess of US$20.0 million (in excess of amounts covered by insurance) shall be rendered against the Issuer or any Restricted Subsidiary thereof, and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect;

(g)      if the Issuer or any of its Material Subsidiaries pursuant to or within the meaning of Bankruptcy Law:

(i)        commences proceedings to be adjudicated bankrupt or insolvent;

(ii)       consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under applicable Bankruptcy law;

(iii)      consents to the appointment of a receiver, liquidator, assignee, trustee, sequestrator or other similar official of it or for all or substantially all of its property;

(iv)      makes a general assignment for the benefit of its creditors; or

(v)       generally is not paying its debts as they become due.

(h)      if a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)      is for relief against the Issuer or any of its Material Subsidiaries in a proceeding in which the Issuer or any such Material Subsidiary is to be adjudicated bankrupt or insolvent;

(ii)      appoints a receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer or any of its Material Subsidiaries or for all or substantially all of the property of the Issuer or any of its Material Subsidiaries; or

(iii)      orders the liquidation of the Issuer or any of its Material Subsidiaries; and the order or decree remains unstayed and in effect for 60 consecutive days.

(i)      any of the Guarantees of a Material Subsidiary ceases to be in full force and effect or any of the Guarantees of a Material Subsidiary is declared to be null and void and unenforceable or any of the Guarantees of a Material Subsidiary is found to be invalid or any of the Guarantors denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

(j)      unless such Liens have been released in accordance with the terms of the Collateral Documents, Liens in favor of the Collateral Trustee with respect to Collateral having a Fair Market Value in excess of US$20.0 million are declared null and void or the Issuer or any Guarantor denies or disaffirms its obligations under the Collateral Documents (in each case, other than in accordance with the terms of the Indenture or the terms of the Collateral Documents); provided that no Event of Default shall arise under this clause (j) with respect thereto unless such failure continues for 30 days after notice from the Trustee, the Co-Trustee or the Holders of not less than 25% of the aggregate principal amount of the Notes then outstanding.

If a Default is deemed to occur solely because a Default (the “Initial Default”) already existed, then if such Initial Default is cured and is not continuing, the Default or Event of Default resulting solely because the Initial Default existed shall be deemed cured, and will be deemed annulled, waived and rescinded without any further action required.

The Issuer shall deliver to the trustees, as soon as practicable and in any event within 10 business days after the Issuer’s knowledge thereof, written notice in the form of an Officers’ Certificate of any Default under the Indenture, its status and what action the Issuer proposes to take with respect thereto.

Holders of a majority in principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or the Co-Trustee or exercising any trust or power conferred on them. However, the Trustee or the Co-Trustee may refuse to follow any direction that conflicts with law or the Indenture that the Trustee or Co-Trustee, as applicable, determines may be unduly prejudicial to the rights of other Holders of Notes or that may involve the Trustee or Co-Trustee, as applicable, in personal liability. The trustees hereunder may withhold from Holders of the Notes notice of any continuing Default or Event of Default if they determine that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

(b) Authentication and Delivery of the Notes.

One or more Officers shall execute the Notes on behalf of the Issuer by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

A Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated substantially in the form of Exhibit A attached to the indenture by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under the Indenture.

The Trustee shall, upon a Company Order authenticate and deliver Notes for original issue in an aggregate principal amount of US$[•] 2 for the Initial Notes and in an aggregate principal amount specified in a Company Order for any Additional Notes issued.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Issuer.

Application of Proceeds

The Issuer will not recognize any proceeds from the issuance of Notes in exchange for Existing Notes pursuant to the Arrangement.

(c)      Release of Liens Securing the Notes

Notwithstanding anything to the contrary in the Collateral Documents, Collateral may be released from the Lien and security interest created by the Collateral Documents to secure the Notes and obligations under the Indenture at any time or from time to time in accordance with the provisions of the Intercreditor Agreement or as provided in the indenture. The applicable assets included in the Collateral shall be automatically released from the Liens securing the Notes Obligations, and the applicable Guarantor shall be automatically released from its obligations under the Indenture and the Collateral Documents, under any one or more of the following circumstances or any applicable circumstance as provided in the Intercreditor Agreement or the Collateral Documents:

(1)      in connection with a sale or other disposition of Collateral to a Person that is not the Issuer or a Guarantor to the extent not prohibited under Section 4.10 of the Indenture;

(2)      if such Collateral is released under the Credit Agreement and all other Priority Lien Debt and Parity Lien Debt (except if such release is pursuant to, or as a result of, a complete payment under such other obligation);

(3)      in the event that the owner of such Collateral is designated an Unrestricted Subsidiary in compliance with the other terms of the Indenture;

(4)      in the event of the defeasance as described under Article 8 of the indenture or discharge of the Indenture described under Article 12 of the indenture;

(5)      in the event that the owner of such Collateral ceases to be a Guarantor in accordance with the Indenture; provided that no continuing Event of Default relating to the Issuer’s failure to make required payments on the Notes exists;

____________________________
2 Will be up to US$115,500,000 as described above, depending on the number of Early Consent Notes issued.

(6)      pursuant to Article 9 of the Indenture; or

(7)      otherwise as provided in the Intercreditor Agreement.

(d)      Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(a)      either:

(1)      all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(2)      all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(b)      no Default or Event of Default shall have occurred and be continuing on the date of the deposit or shall occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(c)      the Issuer or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(d)      the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Notwithstanding the satisfaction and discharge of the Indenture, if money shall have been deposited with the Trustee pursuant to subclause (2) of clause (a) of Section 12.01, the provisions of Section 12.02 and Section 8.06 of the Indenture shall survive.

(e)      Evidence of Compliance with Conditions and Covenants

(a)      The Issuer shall deliver to the Trustee, within 90 days after the end of each fiscal year, and within 90 days after the end of each fiscal quarter (other than the fourth fiscal quarter) ending after the date of the Indenture, a certificate from the principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Issuer and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Issuer has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Issuer has kept, observed, performed and fulfilled each and every condition and covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions, covenants and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Issuer is taking or proposes to take with respect thereto).

(b)      When any Default or Event of Default has occurred and is continuing under the Indenture, or if the Trustee for the Notes or the holder of any other evidence of Indebtedness of the Issuer or any Subsidiary gives any notice or takes any other action with respect to a claimed Default or Event of Default, the Issuer shall as soon as practicable (and, in any event, within 10 days after the Issuer’s knowledge thereof) deliver to the Trustee by registered or certified mail or by facsimile transmission an Officers’ Certificate specifying such event and what action the Issuer proposes to take thereto.

(c)      The Issuer shall, whenever the Co-Trustee so requires, furnish the Co-Trustee with evidence in such form as the Co-Trustee may reasonably require as to compliance with any condition of the Indenture relating to any action or step required or permitted to be taken by the Issuer under the Indenture.

9.	Other Obligors.

Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon indentured securities.

The Notes are issued by the Issuer and there are currently no other obligors in respect of the Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application comprises:

(a)      Pages numbered 1 to 13, consecutively;

(b)      The statement of eligibility of the U.S. trustee on Form T-1, with respect to the Form of Indenture to be qualified (filed herewith as Exhibit 25.1); and

(c)      The following exhibits, in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

(i)       Exhibit T3A — Articles of Continuance of Millar Western Forest Products Ltd. (incorporated by reference to the Form 20-F filed with the Commission on March 8, 2017 (File No. 333-112898).

(ii)       Exhibit T3B — Bylaws of Millar Western Forest Products Ltd.

(iii)      Exhibit T3C — Form of Indenture relating to the Notes.

(iv)      Exhibit T3D — Final Order of the Court.*

(v)       Exhibit T3E — Notice of Meeting and Management Information Circular for a Meeting of Holders of 8.5% Senior Notes due 2021 of Millar Western Forest Products Ltd. to Consider a Proposed Plan of Arrangement under the Canada Business Corporations Act, dated as of March 8, 2017.

(vi)      Exhibit T3F — The cross reference sheet required by Exhibit T3F is contained in the Form of Indenture appended hereto as Exhibit T3C.

(vii)     Exhibit 25.1 — Form T-1 of The Bank of New York Mellon as U.S. trustee with respect to the Form of Indenture.

__________________________
* To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Millar Western Forest Products Ltd., a corporation organized and existing under the federal laws of Canada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Edmonton, and province of Alberta, on March 10, 2017.

(SEAL)

MILLAR WESTERN FOREST PRODUCTS LTD.

By:	/s/ David Anderson
Name: David Anderson
Title: Vice President, Finance, and Chief Financial Officer

Attested By:	/s/ Taylor Watts
Name: Taylor Watts
Title: Student-at-law

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A	Articles of Continuance of Millar Western Forest Products Ltd. (incorporated by reference to the Form 20-F filed with the Commission on March 8, 2017 (File No. 333-112898).

Exhibit T3B	Bylaws of Millar Western Forest Products Ltd.

Exhibit T3C	Form of Indenture relating to the Notes.

Exhibit T3D	Final Order of the Court.*

Exhibit T3E

Notice of Meeting and Management Information Circular for a Meeting of Holders of 8.5% Senior Notes due 2021 of Millar Western Forest Products Ltd. to Consider a Proposed Plan of Arrangement under the Canada Business Corporations Act, dated as of March 8, 2017.

Exhibit T3F	The cross reference sheet required by Exhibit T3F is contained in the Form of Indenture appended hereto as Exhibit T3C.

Exhibit 25.1	Form T-1 of The Bank of New York Mellon as U.S. trustee with respect to the Form of Indenture.

_________________________
* To be filed by amendment.